Exhibit 99.1

Arcturus Therapeutics Announces Completion of Merger with Alcobra Ltd.
and Commences Trading on the Nasdaq Global Market

•	Combined Company Commences Trading on the Nasdaq Global Market on November 16, 2017 under the Ticker Symbol “ARCT”

•	Approximately $50.1 Million in Net Cash Following Closing of the Merger

•	Ten (10) Pipeline Programs, Six (6) of Which Are Externally Funded by Pharmaceutical and Strategic Partners

•	Arcturus Recently Signed New Strategic Collaborations with Johnson & Johnson Innovation and Synthetic Genomics, Inc.

San Diego, California, November 16, 2017 – Arcturus Therapeutics Ltd. (Nasdaq: ARCT), a leading RNA medicines company, announced today the completion of its previously announced merger with Alcobra Ltd. (Nasdaq: ADHD), effective as of November 15, 2017. The combined company has net cash of approximately $50.1 million, following the merger, for use in funding its research and development activities focused on novel RNA medicines in therapeutic areas including rare liver diseases, infectious diseases, cystic fibrosis, nonalcoholic steatohepatitis (NASH) and replicon RNA vaccines.

Pursuant to the merger, the holders of shares of Arcturus Therapeutics common stock outstanding immediately prior to the merger received 0.293 shares of Alcobra ordinary shares in exchange for each share of Arcturus common stock in the merger. The exchange ratio reflects a 7-for-1 reverse share split effected by Alcobra prior to the completion of the merger. Following completion of the merger, the combined company has approximately 10,568,901 ordinary shares outstanding.

Following completion of the merger, Alcobra changed its name to Arcturus Therapeutics Ltd. The combined company will commence trading today on the Nasdaq Global Market under the ticker symbol “ARCT.”

“The evolution of Arcturus Therapeutics continues as we embark on a new chapter for the company as a publicly-traded entity with confidence and optimism,” said Joseph Payne, President and Chief Executive Officer of Arcturus. “We are now better positioned to accelerate the growth of the company and advance our exciting pipeline of RNA medicines.”

“As we focus on the advancement of our internal rare disease programs, we continue to pursue strategic partnerships that address significant human health challenges using our enabling platform technologies,” continued Mr. Payne. “Since announcing the merger in September, we have successfully secured new partnerships with Johnson & Johnson Innovation to develop and commercialize infectious disease medicines and with Synthetic Genomics to develop next-generation vaccines.”

Prior to the completion of the merger, Alcobra signed an asset purchase agreement for the sale of its Abuse-Deterrent Amphetamine Immediate-Release (ADAIR) development program to an investor group.  Additional details pertaining to this transaction are set forth in a 6-K filed with the Securities and Exchange Commission on November 16, 2017.

The combined company is headquartered in San Diego, California, and led by the leadership of Arcturus, including Joseph Payne, as President and Chief Executive Officer, Pad Chivukula, PhD, as Chief Scientific Officer and Chief Operating Officer, and Stuart Collinson, PhD, serving as Executive Chairman. The board of directors of the combined company includes Joseph Payne, MSc, Pad Chivukula, PhD, Craig Willett, MACC, Stuart Collinson, PhD, Daniel Geffken, MBA, Orli Tori, MSc, and David Shapiro, MD.

Ladenburg Thalmann & Co. Inc., acted as exclusive financial advisor and Zysman, Aharoni, Gayer and Sullivan & Worcester LLP (ZAG/S&W), New York and Tel Aviv offices, acted as legal advisors to Alcobra. Cooley LLP and Meitar Liquornik Geva Leshem Tal acted as legal advisors to Arcturus. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. is serving as legal advisor to Ladenburg Thalmann & Co. Inc.

About Arcturus Therapeutics Ltd.

Founded in 2013 and based in San Diego, Arcturus Therapeutics Ltd. is an RNA medicines company with enabling technologies – UNA Oligomer chemistry and LUNAR™ lipid-mediated delivery. Arcturus’s versatile RNA therapeutics platforms can be applied toward multiple types of RNA medicines including small interfering RNA, messenger RNA, replicon RNA, antisense RNA, microRNA and gene editing therapeutics. The company owns LUNAR lipid-mediated delivery and Unlocked Nucleomonomer Agent (UNA) technology including UNA Oligomers, which are covered by its extensive patent portfolio (120 patents and patent applications, issued in the U.S., Europe, Japan, China and other countries). Arcturus’s proprietary UNA technology can be used to target individual genes in the human genome, as well as viral genes, and other species for therapeutic purposes. The company’s commitment to the development of novel RNA therapeutics has led to partnerships with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Ultragenyx Pharmaceutical, Inc., Takeda Pharmaceutical Company Limited, Synthetic Genomics Inc., and Cystic Fibrosis Foundation Therapeutics Inc. For more information, visit www.ArcturusRx.com, the content of which is not incorporated herein by reference.

Forward-looking Statements

This press release contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, collaborations, future financial position, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the combined company’s continued listing on the Nasdaq Global Market after closing of the proposed merger; expectations regarding the capitalization, resources and ownership structure of the combined company; leadership of the combined company; the adequacy of the combined company’s capital to support its future operations and its ability to successfully initiate and complete clinical trials; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; and the entry into or modification of collaborative arrangements. The combined company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, risks and uncertainties associated with the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations and the availability of sufficient resources of the combined company to meet its business objectives and operational requirements.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alcobra's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Arcturus and Alcobra each disclaim any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

CONTACT

Arcturus Therapeutics Ltd.

858-900-2660

info@ArcturusRx.com

Investors:

Andrew McDonald, Ph.D.

LifeSci Advisors LLC

646-597-6979